May 17, 2005

Mr. Craig Wilson

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C 20549

Re:	International Business Machines Corporation
SEC Comment Letter dated May 10, 2005

Dear Mr. Wilson,

In regard to the Staff’s comments concerning the use of certain non-GAAP measures and disclosures in IBM’s Form 8-K dated April 14, 2005, management believes that the presentation of earnings per share and cash flows without pension-related impacts as a supplement to the GAAP presentation is useful to our investors in understanding the Company’s business performance.

The complexity and volatility associated with the accounting and financial reporting for  pension plans has been a major focus of the Company’s management and investors. To help investors better understand the estimates, judgments and performance of the plans, in the 2004 Annual Report, the Company provided significant disclosures in Note W, Retirement-Related Benefits (pages 78 - 86) and in the Management Discussion and Analysis (MD&A) section (pages 20-21, 30 & 31).  In the MD&A section, the Company also discussed the impact that pension costs had on 2004 earnings and the anticipated impact on 2005 earnings on a year-to-year basis.  In addition, the Company highlighted the significant pension funding contribution made in January, 2005.  The Company believes the magnitude of these impacts can affect investors’ understanding of the Company’s overall business performance.  Management further believes that investors’ understanding is enhanced when the year-to-year dynamics associated with pension cost and related pension funding is rendered explicit in the discussion of the Company’s earnings and cash flows.  Therefore, while giving appropriate prominence to the GAAP based financial measures in presenting earnings and cash flows, the Company believes it is appropriate and useful to investors to include certain non-GAAP measures.

In future filings, with respect to the guidance on such measures as referenced in your letter, the Company will expand its discussion and disclosure on these non-GAAP measures, incorporating the points noted above.

In response to your letter, the Company also acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Rich Carroll, IBM Chief Accountant, New Orchard Road, Armonk, New York 10504, (914) 499-5260.

Sincerely,

/s/ Timothy S. Shaughnessy
Timothy S. Shaughnessy
Vice President and Controller